                   BUILDING MATERIALS HOLDING CORPORATION
                           CROSS REFERENCE SHEET

       As filed with the Securities and Exchange Commission on August ___ 1998
                                                    Registration No. 333-_____
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                -----------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                -----------------

                   BUILDING MATERIALS HOLDING CORPORATION
          (Exact name of registrant as specified in its charter)

           DELAWARE                         5211                    91-1834269
(State or other jurisdiction of  (Primary standard industrial     (I.R.S. Employer
incorporation or organization)    classification code number)   Identification Number)

                                -----------------

                                 One Market Plaza
                               Steuart Tower #2650
                        San Francisco, California  94105
                                  (415) 227-1650
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                -----------------

                                 ROBERT E. MELLOR
                       President and Chief Executive Officer
                       Building Materials Holding Corporation
                                 One Market Plaza
                                Steuart Tower #2650
                         San Francisco, California  94105
                                  (415) 227-1650
              (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                -----------------

                                     COPY TO:
                               LAWRENCE CALOF, ESQ.
                            Gibson, Dunn & Crutcher LLP
                               1530 Page Mill Road
                            Palo Alto, California  94304
                                   (650) 849-5331

                                -----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                                -----------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                       CALCULATION OF REGISTRATION FEE

                                             PROPOSED       PROPOSED
   TITLE OF EACH                             MAXIMUM        MAXIMUM
      CLASS OF                               OFFERING       AGGREGATE      AMOUNT OF
  SECURITIES TO BE    AMOUNT TO BE           PRICE PER      OFFERING      REGISTRATION
     REGISTERED       REGISTERED(1)           UNIT(2)       PRICE(2)          FEE
------------------    -------------          ---------     -----------    ------------
Common Stock          2,000,000 shares       $12.68        $22,714,686     $6,700.83
 ($.001 par value)

     (1) Registration fees calculated for only 1,791,379 shares. 208,621 shares are carried forward from registration statement filed on September 25, 1997 (Registration No. 333-36387) for which $4,310 was previously paid.

     (2) Estimated solely for the purpose of determining the registration fee. Calculated on the basis of the average of the high and low reported prices of the Registrant's Common Stock on the Nasdaq National Market on August 4, 1998.

     THE REGISTRATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY IT EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

     PURSUANT TO RULE 429 UNDER THE SECURITIES ACT, THE PROPSPECTUS CONTAINED HEREIN ALSO RELATES TO SECURITIES PREVIOUSLY REGISTERED ON FORM S-4 FILED ON SEPTEMBER 25, 1997, REGISTRATION NO. 333-36387.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                   BUILDING MATERIALS HOLDING CORPORATION

                           CROSS REFERENCE SHEET


REGISTRATION STATEMENT ITEM                                             CAPTION IN PROSPECTUS
---------------------------                                             ---------------------
 1.  Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus........................     Facing Page of Registration Statement;
                                                                          Cross-Reference Sheet; Outside Front Cover Page
                                                                          of Prospectus

 2.  Inside Front and Outside Back Cover
     Pages of Prospectus...........................................    Available Information; Incorporation of Certain
                                                                         Information by Reference; Table of Contents

 3.  Risk Factors, Ratio of Earnings to Fixed
     Charges, and Other Information................................    The Company; Cover Page of Prospectus;
                                                                         Securities Covered by this Prospectus; Table
                                                                         of Contents

 4.  Terms of the Transaction......................................    Not Applicable

 5.  Pro Forma Financial Information...............................    Not Applicable

 6.  Material Contacts with the Company
     Being Acquired................................................    Not Applicable

 7.  Additional Information Required for
     Reoffering by Persons and Parties
     Deemed to be Underwriters.....................................    Not Applicable

 8.  Interests of Named Experts and Counsel........................    Legal Opinion; Experts

 9.  Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities................    Not Applicable

 10. Information with Respect to S-3
     Registrants...................................................    Available Information; Incorporation of Certain
                                                                         Information by Reference; The Company

 11. Incorporation of Certain Information
     by Reference..................................................    Incorporation of Certain Information by Reference;
                                                                         Description of Capital Stock

 12. Information with Respect to S-2 or
     S-3 Registrants...............................................    Not Applicable

 13. Incorporation of Certain Information by
     Reference.....................................................    Not Applicable

 14. Information with Respect to Registrants
     Other than S-3 or S-2 Registrants.............................    Not Applicable

 15. Information with Respect to
     S-3 Companies.................................................    Not Applicable

 16. Information with Respect to S-2 or
     S-3 Companies.................................................    Not Applicable

 17. Information with Respect to Companies
     other than S-3 or S-2 Companies...............................    Not Applicable

 18. Information if Proxies, Consents or
     Authorizations are to be Solicited............................    Not Applicable

 19. Information if Proxies, Consents or
     Authorizations are not to be Solicited or
     in an Exchange Offer..........................................    Incorporation of Certain Information by Reference

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                   BUILDING MATERIALS HOLDING CORPORATION

                               COMMON STOCK
                             ($.001 PAR VALUE)

                             2,000,000 SHARES

     This Prospectus relates to 2,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of Building Materials Holding Corporation (the "Company"), that may be issued from time to time in connection with future business combinations, acquisitions and mergers. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock.

     The Common Stock is listed on Nasdaq under the symbol "BMHC." The last reported sales price per share of the Common Stock, as quoted on Nasdaq on August 6, 1998 was $14.125 per share.

     The shares of Common Stock issued in connection with acquisitions may be resold by the receipients thereof. See "Securities Covered by this Prospectus" for information relating to resales pursuant to this Prospectus of Common Stock issued pursuant to this Prospectus.

     See "Risk Factors" on pages 5 to 7 for certain considerations relevant to an investment in the Common Stock.

                             -------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE COMMISSION
                    OR ANY STATE SECURITIES COMMISSION PASSED
                      UPON THE ACCURACY OR ADEQUACY OF THIS
                        PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                             -------------------

               The date of this Prospectus is August 7, 1998

                              AVAILABLE INFORMATION

     The Company has filed two Registration Statements on Form S-4 (the "Registration Statements"), File No. 333-36387 and File No. 333-_______, with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statements, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the Jacob K. Javits Federal Building, 75 Park Place, New York, New York 10278. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company or the Company's predecessor, BMC West Corporation, with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the S-4 Registration Statement No. 333-36387 filed with the Commission on September 25, 1997, (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 1997, File No. 0-19335; (iii) the Proxy Statement dated March 31, 1998; (iv) the Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 1998 (v) the description of the Company's Common Stock contained in the Company's Current Report on Form 8-K filed with the Commission on September 24, 1997 and (vi) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all shares of Common Stock offered hereby have been sold or which deregisters all Common Stock then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Building Materials Holding Corporation, Attention: Corporate Secretary, One Market Plaza, Steuart Tower #2650, San Francisco, California 94105.

                                   THE COMPANY

     Building Materials Holding Corporation ("BMHC") or the ("Company") is a holding company engaged, through its wholly owned subsidiary, BMC West Corporation ("BMC West") in the distribution of building materials, selling primarily to professional contractors as well as to project-oriented consumers (including professional repair and remodel contractors hired by them). BMHC was formed to centralize, at the holding company, responsibilities for acquisitions, financial and administrative functions - including strategic, financial and capital planning, corporate governance, and investor relations activities. In addition, the holding company structure is intended to focus operational management of the day-to-day activities. As part of this restructuring, the operating units of BMC West have been divided into three major operating divisions, with plans to create a fourth, with a division president having general responsibility for the profitability of each division. This restructuring is intended to give local management more focused responsibility and enhances the opportunity to recommend the introduction of new products or services appropriate for a given market.

     BMC West is a leading distributor and retailer of building materials. In addition to distributing products from manufacturers, the Company conducts value-added conversion activities which include fabricating pre-hung doors, roof and floor trusses, pre-assembled windows and pre-cutting lumber to meet customer specifications. The Company operates 56 building materials centers located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas, Utah, and Washington. Value-added activities are conducted at 40 separate facilities, most of which are located at building materials sites.

     The Company targets primarily the professional contractor market, which is a strategy distinct from that pursued by the high-volume, consumer-oriented home center retailers now found throughout the United States. The Company's professional contractor market consists of persons engaged principally in the construction of single-family homes and, to a lesser extent, multi-family units and light commercial and industrial construction. The Company also targets the repair and remodel market which consists generally of advanced, project-oriented consumers and contractors hired by them, who engage primarily in substantial projects such as room additions, kitchen or bathroom remodeling and fence or deck installations. The Company believes that many of its building materials centers hold a first or second place local market share among professional contractors and that the Company, as a whole, has the largest sales volume of any distributor of building materials serving primarily professional contractors in its market area.

     Professional contractors generally are large-volume, repeat customers, requiring certainty of product availability and delivery and a number of specialized services typically not offered by home center retailers. The Company develops long-term relationships with its customers by providing them with a broad range of high-quality products and services. Each of the Company's building materials centers tailors its product and service mix to meet the demands of its local market. The Company's products, which include lumber, panel products, roofing materials, prehung doors, roof and floor trusses, pre-assembled windows, cabinets, hardware, paint and tools, are used primarily for new residential construction, light commercial construction and repair and remodeling projects. These products are sold by experienced professionals consisting of both field sales personnel and facility-based sales and support personnel. The Company also offers its customers various services, including assistance with project designs and materials specifications, coordination of delivery of orders to job sites, provision of credit to pre-approved contractors and referral of retail customers to pre-qualified contractors. Complete home packages (delivered to the sites of the Company's builder customers according to their construction schedules) account for a significant amount of the Company's total sales. Professional contractors accounted for approximately 75% to 78% of the Company's net sales in each of the last three years.

     The Company believes that it is well positioned in some of the most attractive markets for building materials. Population and migration trends in the markets served by the Company as well as the relative strength of many of the local economies in the regions it serves, have resulted in the growth of residential housing in these markets at rates faster than the United States as a whole. The Company believes that these population and migration trends provide a foundation for continued growth. Furthermore, the Company's 56 building materials centers operate in several distinct regional markets, which collectively have a diverse economic base of manufacturing, agricultural, recreational and service-based industries. The Company believes that this geographic diversification lessens the impact on the Company of a downturn in any one of its regional markets.

     BMHC traces its roots through various predecessor companies to 1915. BMC West Corporation, BMHC's predecessor and principal subsidiary, was formed in 1987 through the acquisition of 20 building materials centers from Boise Cascade Corporation and has since grown to 56 centers, predominantly through acquisitions. References to the Company in this Prospectus include BMC West Corporation.


Acquisition Strategy

     The Company is seeking multi-unit acquisitions that could be acquired as new stand-alone units as well as opportunity to acquire additional centers in the geographic areas currently served by BMHC. The Company believes that the fragmented nature of its industry presents opportunities for additional acquisitions of strategically located building materials centers and value-added facilities. The management of the Company has substantial experience in expanding building materials supply businesses through acquisitions. Over the past several years, the Company's management has contacted and visited many acquisition candidates. In addition, the Company is contacted regularly by persons seeking to sell their businesses. The Company believes that, due to professional contractor loyalty to existing centers, the most expedient way for the Company to enter new geographic markets is through acquisitions. The Company also believes that the availability of a public market for the Company's Common Stock provides it with additional financial flexibility in pursuing acquisitions.

     While the Company evaluates each potential acquisition candidate on its individual merits, its primary objective has been to acquire profitable building materials centers that meet certain general criteria. The typical targeted acquisition candidate is located on 5 to 10 acre sites which includes 8,000 to 15,000 square feet of indoor showroom and contractor sales space and 20,000 to 50,000 square feet of covered storage area, with reasonable access to the local road system and proximity to regional areas of construction demand. Additional factors include the reputation of the center among local contractors and the quality of the center's management and sales organization.

     Typically, after an acquisition of a center, the Company enhances the center's sales and service capabilities and expands its product offerings, including value-added products, in an effort to increase sales and profitability. In addition, the Company seeks to implement its accounting and management systems in each newly acquired center. These systems assist in the effective management of the Company's inventories and accounts receivable and in efforts to improve customer service and the utilization of assets. The Company generally is able to use its centralized purchasing expertise to reduce product costs following acquisitions.

     In 1996, the Company acquired one building materials center and three value-added facilities in Texas and Utah for aggregate consideration of $10.1 million, of which $8.4 million was paid in cash and $1.7 million was paid in promissory notes. In 1997, the Company acquired two building materials centers and six value-added-facilities in Colorado, Nevada, Texas, Utah and Washington for aggregate consideration of $52.8 million; of which $40.2 million was paid in cash, $3.7 million was paid through the issuance of a long-term note, $6.3 million was paid in Common Stock of the Company (approximately 492,000 shares), and $2.6 million consisted of liabilities assumed by the Company. In the second quarter of 1998, the Company completed five acquisitions consisting of three building materials centers and six value-added facilities located in Montana, Oregon, Texas and Washington. The total consideration given was $15.6 million consisting of $11.5 in cash, 299,343 shares of common stock valued at $4.0 million and other assumed operating liabilities of $81,000.

     The following chart sets forth the number of building materials centers acquired and consolidated by the Company during each of the last five fiscal years and the interim period of June 30, 1998.

                                         1993         1994        1995        1996          1997        1998
                                      ------------ ----------- ----------- ------------ ----------- -----------

Beginning Balance                        32           39          49            52          53          55

Acquisitions                              7           10           4             1           5           5

Consolidations & Closures                                         (1)                       (3)         (4)
                                      ------------ ----------- ----------- ------------ ----------- -----------
Ending Balance                           39           49          52            53          55          56
                                         ==           ==          ==            ==          ==          ==


                                  RISK FACTORS

     The shares of Common Stock offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information included elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

INDUSTRY CONDITIONS; CYCLICALITY; SEASONALITY

     The building materials industry historically has been subject to substantial cyclical variation, and adverse economic changes in the regions served by the Company that could have a material adverse effect on the Company's financial condition. The Company's operations have reflected substantial fluctuations from period to period as a consequence of various factors, including general economic conditions, prices of commodity wood products, levels of building activity and interest rates, single-family housing starts, employment levels, consumer confidence and availability of credit to professional contractors and homeowners. Because a substantial percentage of the Company's net sales is attributable to professional contractors, these factors may have a more significant impact on the Company than on companies focused on a broad range of retail customers.

     In addition, although weather patterns affect the Company's results of operations throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in the Company's markets. The Company anticipates that fluctuations from period to period will continue in the future.

ACQUISITION AND DEVELOPMENT STRATEGY

     The Company is seeking multi-unit acquisitions that could be acquired as new stand-alone units as well as opportunity to acquire additional centers in the geographic areas currently served by BMHC. The Company's objective is to continue to acquire, or from time to time develop, building materials centers and to acquire or develop value-added facilities. Accomplishing this expansion goal will depend on a number of factors, including the Company's ability to identify and acquire acceptable building materials centers and acquire or develop value-added facilities, hire and train competent managers, integrate new acquisitions into the Company's operations, successfully implement cost reduction and working capital management systems, generate funds from operations and continue to access external sources of financing. There can be no assurance that the Company will be able to continue to identify and complete successful acquisitions. The process of developing facilities or integrating acquired businesses may be prolonged due to unforeseen difficulties and may require a disproportionate amount of resources and management's attention. There can be no assurance that the integration, implementation and expansion of the Company's cost reduction and working capital and other management information and control systems will keep pace with the Company's growth. Future acquisitions may be financed through the incurrence of additional indebtedness or the issuance of equity securities, which may dilute the Company's shareholders.

RELIANCE ON KEY PERSONNEL; MANAGEMENT OF GROWTH

     The Company does not have employment agreements with any members of its senior management team (other than agreements with respect to termination in the event of a change of control of the Company). The Company believes that its future success, including the skillful management of the Company's growth, will depend on its ability to retain key members of its management team and to attract, train and retain general managers in the future. There can be no assurance that the Company will be able to do so. A failure to retain, acquire and/or adequately train managerial employees sufficient to effectively manage the Company's operations and growth could result in organizational deficiencies and a material adverse impact on the Company.

PRICES OF COMMODITY WOOD PRODUCTS

     Historically, approximately 50% of the Company's sales have been attributable to commodity wood products, including lumber and panel products. Approximately 47% of the Company's sales in 1995, 1996, and 1997, respectively, were attributable to commodity wood products. Prices of commodity wood products are subject to significant volatility and affect the Company's sales and earnings. During 1997, the prices of commodity wood products purchased and sold by the Company were on average 1.6% lower than in 1996. During 1996, the prices of commodity wood products purchased and sold by the Company were on average 7% higher than in 1995. During 1995, the prices of commodity wood products purchased and sold by the Company were on average 14% lower than in 1994, which reduced the rate of increase of both the Company's sales and gross profit and increased costs as a percentage of sales as the Company shipped more product per dollar of sales. Declines in commodity wood prices in the future may have an adverse effect on the Company's results of operations.

COMPETITION

     BMC West operates in a highly competitive environment. The Company's centers compete primarily with privately owned, single-site enterprises as well as local and regional building materials chains. To a lesser extent, in certain larger markets the Company also competes with national building materials chains and large home center retailers. Some of these large retailers have substantially greater resources than the Company. Although home center retailers historically have focused their sales efforts on consumers, there can be no assurance that they will not intensify their marketing efforts to professional contractors in the future. Home center retailers may indirectly increase competition in the professional contractor market by prompting smaller local retailers of building materials to increase their focus on this market.

CERTAIN ANTI-TAKEOVER EFFECTS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as Delaware corporate law and the Company's Stockholder Rights Plan (the "Rights Plan"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Such provisions also may adversely affect prevailing market prices for the Company's Common Stock. Certain of such provisions allow the Company's Board of Directors to issue, without additional stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The Company has adopted the Rights Plan, pursuant to which holders of the Common Stock received a distribution of rights to purchase additional shares of Common Stock, which rights become exercisable upon the occurrence of certain events. The Rights Plan has certain anti-takeover effects.

RESTRICTIONS ON PAYMENTS OF DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and has no current plans to pay any such dividends in the future. Agreements governing certain of the Company's indebtedness contain provisions that restrict the Company's ability to pay dividends. There can be no assurance as to the amount of funds, if any, that will be available for the declaration and payment of dividends in the future.

                         SELECTED FINANCIAL INFORMATION

     The following selected consolidated financial data are derived from the Company's consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. This consolidated data should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, each of which is incorporated by reference herein. Certain items in the prior years' consolidated financial statements have been reclassified to conform to the 1997 presentation. All amounts shown are in thousands, except per share data.

                                                                       YEAR ENDED DECEMBER 31,
                                                           1993        1994       1995        1996       1997
                                                         --------     -------    ------      ------    --------
STATEMENT OF INCOME DATA:

Net sales.....................................           $399,597    $547,109   $630,201    $718,024   $728,065
Cost of sales.................................            315,693     427,951    492,028     559,408    559,655
                                                         --------    --------   --------    --------   --------
Gross profit..................................             83,904     119,158    138,173     158,616    168,410
Selling, general and administrative expense...             65,619      91,203    116,353     131,462    145,935
Other income net.............................                948       1,529      1,601       1,268      1,882
                                                         --------    --------   --------    --------   --------

Income from operations........................             19,233      29,484     23,421      28,422     24,357

Interest expense..............................              4,554       6,486     10,746      10,496      8,666
                                                         --------    --------   --------    --------   --------

Income before income taxes & extraordinary
  item........................................             14,679      22,998     12,675      17,926     15,691
Income taxes..................................              5,888       8,739      4,910       6,935      6,198
                                                         --------    --------   --------    --------   --------
Income before extraordinary item..............              8,791      14,259      7,765      10,991      9,493
                                                         --------    --------   --------    --------   --------
Extraordinary item, net of tax................                 --          --         --        (342)        --
                                                         --------    --------   --------    --------   --------

Net income....................................             $8,791     $14,259     $7,765     $10,649     $9,493
                                                         --------    --------   --------    --------   --------
                                                         --------    --------   --------    --------   --------
Income per share before extraordinary item                  $1.14       $1.62      $0.79       $1.00      $0.78
Extraordinary item............................                 --          --         --       (0.03)        --
                                                         --------    --------   --------    --------   --------
Net income per share - Basic..................                 --          --      $0.81       $0.99      $0.80
                                                         --------    --------   --------    --------   --------
                                                         --------    --------   --------    --------   --------
Net income per share - Diluted................              $1.14       $1.62      $0.79       $0.97      $0.78
                                                         --------    --------   --------    --------   --------
                                                         --------    --------   --------    --------   --------

                                                                            AT DECEMBER 31,
                                                          ------------------------------------------------------
                                                            1993        1994       1995        1996       1997
                                                          --------    --------   --------    --------   --------
BALANCE SHEET DATA:

Working capital...............................            $ 60,321    $ 76,201   $100,196    $110,467   $118,612
Total assets..................................             142,297     222,450    264,970     288,369    340,373
Long-term debt (net of current maturities)
  and redeemable preferred stock..............              57,168      79,336    123,080      90,203    113,410
Stockholders' equity..........................              49,510      87,002     95,927     145,088    160,951

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock of the Company trades on the Nasdaq National Market, under the symbol BMHC. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock on the Nasdaq National Market as reported by the National Association of Securities Dealers, Inc.

                                                          HIGH                  LOW
                                                          -----                -----
Fiscal 1996:
  First Quarter..................................       $ 16-1/4             $ 13
  Second Quarter.................................         20-1/4               15-1/4
  Third Quarter..................................         17-1/8               12-3/4
  Fourth Quarter.................................         13-7/8               11-7/8

Fiscal 1997:
  First Quarter..................................        $14-5/16             $11-1/2
  Second Quarter.................................         13-7/8               10-3/4
  Third Quarter .................................         13-1/4               11-1/16
  Fourth Quarter.................................         13-1/2               10-1/4

Fiscal 1998
  First Quarter..................................        $10-5/8              $13-5/8
  Second Quarter............................              14-7/8               11-1/2
  Third Quarter (thru August 4, 1998)                     14 7/16              11 13/32


     As of July 31, 1998, the Company had 12,641,439 shares outstanding, and the Company's Common Stock was held by approximately 5,835 stockholders of record or through nominee or street name accounts with brokers (approximately 200 stockholders of record).

     The Company has never paid dividends on its Common Stock, and the Board of Directors presently intends to continue this policy in order to return earnings for use in the Company's business. Agreements governing certain of the Company's indebtedness contain provisions that restrict the Company's ability to pay dividends.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue two classes of shares, common stock and preferred stock. As of July 31, 1998, there were approximately 200 stockholders of record of the Company Common Stock.

COMMON STOCK

     The number of shares of Common Stock authorized by the Company's Certificate of Incorporation is 20,000,000, $.001 par value. At July 31, 1998, the Company had issued and outstanding 12,641,439 shares of Common Stock. All issued and outstanding shares of Common Stock are, and the shares of Common Stock issuable in connection the offering contemplated by this Prospectus will be, validly issued, fully paid and non-assessable.

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, and are not entitled to cumulative voting in the election of directors. Subject to the preferences applicable to any shares of preferred stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares.

PREFERRED STOCK

     The number of shares of preferred stock authorized by the Company's Certificate of Incorporation is 2,000,000, at $.001 par value. There are presently authorized 40,150 shares of Class A Preferred Stock, but no shares of Class A Preferred Stock are issued and outstanding and the Company has no plans to issue any in the foreseeable future. There are presently authorized 50,000 shares of Class B Preferred Stock (the "Class B Preferred"), of which none are outstanding.

     The Company has also designated 150,000 shares of preferred stock as Class C Junior Participating Preferred Stock (the "Class C Preferred"). The Class C Preferred was designated pursuant to the adoption of the Rights Plan adopted by the Company in September 1997.

     The Company's Board of Directors is authorized, without further action by the stockholders, to issue, from time to time, additional series of preferred stock, $.001 par value per share, in one or more series, to fix the designations, preferences and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series and to determine the voting powers, if any, of such shares. The Company's Board of Directors, without further stockholder approval, can thus issue preferred stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of Common Stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the Company's Board of Directors is authorized to issue and sell shares of preferred stock to designated persons the impact of which could make it more difficult for a holder of a substantial block of Common Stock to remove incumbent directors or otherwise gain control of the Company. As of the date of this Prospectus, there are no shares of Class C Preferred outstanding.

STOCKHOLDER RIGHTS PLAN

     On September 19, 1997 the Company adopted the Rights Plan, pursuant to which the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock to holders of record as of October 2, 1997. All Common Stock issued thereafter also includes a Right. Each Right entitles the holder to purchase from the Company one one-hundredth (1/100) of a share of Series C Preferred at a price of $33.33 per one one-hundredth of a share of Class C Preferred, subject to adjustment (the "Purchase Price"). Pursuant to the Rights Plan, in the event of a public announcement that a person or group of affiliated or associated persons (a "Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock (such Person, a "15% Stockholder") or a tender offer or exchange offer is announced or commenced, except pursuant to a Permitted Offer (as defined below), the consummation of which would cause any Person to become a 15% Stockholder, each holder of a Right (other than such 15% Stockholder) will have the right to receive upon exercise, on and after the close of business on the tenth business day following the first to occur of such events (unless in the case of a tender offer or exchange offer described above, prior to the time such Person becomes a 15% Stockholder, the Company's Board of Directors sets a later date) (the "Distribution Date"), Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value (immediately prior to such triggering event) equal to two times the Purchase Price. In the event that any Person becomes a 15% Stockholder, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by such 15% Stockholder, or any affiliate or associate thereof, will be null and void. The Rights Plan further provides that if, on or after the date that a Person becomes a 15% Stockholder, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Permitted Offer) or 50% or more of its assets or earning power are sold, each holder of a Right (other than a 15% Stockholder) will have the right to receive, upon exercise, common stock of the acquiring Company having a market value of two times the Purchase Price. The Purchase Price payable, and the number shares of Class C Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time in order to prevent dilution.

     A tender or exchange offer for all outstanding shares of Common Stock at a price and/or on terms determined by the Company's Board of Directors (or approved at a special stockholders meeting called for such purpose), prior to the purchase, to be adequate and in the best interests of the Company and its stockholders (other than the acquiring person) is a Permitted Offer under the Rights Plan. A Permitted Offer does not trigger the exercisability of the Rights.

     The Rights will expire on October 1, 2007, unless earlier redeemed or exchanged, or unless the expiration date is extended. Prior to expiration, the Rights may be redeemed by the Company, in whole, but not in part, under certain circumstances (including after a Person has become a 15% Stockholder, provided that certain conditions are satisfied) at a price of $.0067 per Right. The terms of the Rights may be amended under certain circumstances.

     At any time after any Person becomes a 15% Stockholder and prior to the first date thereafter upon which such 15% Stockholder becomes the beneficial owner of 50% or more of the outstanding Common Stock, the Company may exchange all or part of the then outstanding Rights for Common Stock, at an exchange ratio of one share of Common Stock for one one-hundredth of a share of Class C Preferred (or a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment). Until a Right is exercised, the holder thereof has no rights as a stockholder of the Company solely by virtue of the ownership of such Right.

     Upon the close of business on a Distribution Date, the Rights will be traded independently of the Common Stock, and each Right, except those held by the 15% Stockholder (which will be void), will entitle the holder thereof to acquire, upon payment of the exercise price, a fraction of a share of Series C Preferred of the Company. The shares of Class C Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Class C Preferred will be entitled to a minimum preferential quarterly dividend payment of $l per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of Class C Preferred will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Class C Preferred will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Class C Preferred will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Class C Preferred's dividend, liquidation and voting right, the value of one-hundredth interest in a Class C Preferred share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to the person or group that attempts to acquire the Company unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offerer willing to make an offer at an equitable price and that is otherwise in the best interests of the Company and its stockholders, as determined by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors, since the Board of Directors may redeem the rights at a price of $.0067 per Right under certain circumstances.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                      SECURITIES COVERED BY THIS PROSPECTUS

     The shares of the Common Stock covered by this Prospectus consist of 2,000,000 shares (the "Shares") which may be issued or delivered from time to time in connection with future business combinations, mergers and/or acquisitions. The consideration for such combinations, acquisitions and mergers may consist of cash, assumption of liabilities, evidences of debt, Common Stock or a combination thereof. In general, the terms of such combinations, acquisitions and mergers will be determined by direct negotiations between representatives of the Company and the owners or principal executives of the companies or other entities to be so combined, acquired or merged or the assets of which are to be acquired, and the factors taken into account will include, among other things, the established quality of management, earning power, cash flow, growth potential, facilities and locations of the companies or other entities to be acquired or merged, and the market value of the Common Stock. It is anticipated that the shares of the Common Stock issued or delivered in connection therewith will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the combination, acquisition or merger are tentatively agreed upon, or at or about the time or times such shares are issued or delivered.

     Persons who directly or indirectly control, are controlled by, or are under common control with, companies or other entities which are acquired by or merged or combined with the Company may be deemed to be engaged in a distribution of securities, and therefore underwriters of securities within the meaning of Section 2(11) of the Securities Act, if such persons offer or sell any shares of the Common Stock covered by this Prospectus other than in accordance with the provisions of paragraph (d) of Rule 145 under the Securities Act or pursuant to an effective registration statement. Rule 145(d) provides that such persons will not be deemed to be underwriters if
(a) among other things, (i) the Company has complied with certain reporting requirements of the Exchange Act, (ii) the amount of shares sold falls within certain volume limitations, (iii) such shares are sold only in brokers' transactions within the meaning of Section 4(4) of the Securities Act or in a manner otherwise permitted by Rule 144 under the Securities Act, (iv) such persons do not solicit or arrange for the solicitation of orders to buy such shares in anticipation of or in connection with the sale thereof, and (v) such persons do not make any payments in connection with the offer or sale thereof to any persons other than the brokers executing the orders to sell such shares; (b) such persons are not affiliates of the Company and have been the beneficial owners of the Common Stock for at least one year, and the Company has complied with certain reporting requirements of the Exchange Act; or (c) such persons are not, and have not been for at least three months, affiliates of the Company and have been the beneficial owners of the Common Stock for at least two years.

     This Prospectus, as appropriately supplemented or amended, may be used from time to time by persons who have received from the Company Common Stock covered by the Registration Statement in acquisitions and who may be entitled to offer such Common Stock under circumstances requiring the use of a prospectus (such persons being referred to as "Selling Stockholders"); provided, however, that no Selling Stockholder will be authorized to use this Prospectus for any offer of such Common Stock without first obtaining the consent of the Company. The Company may consent to the use of this Prospectus for a limited period of time by the Selling Stockholders and subject to limitations and conditions which may be varied by agreement between the Company and the Selling Stockholders. Resales of such shares may be made on the Nasdaq National Market or such other exchange on which the Common Stock may be listed, in the over-the-counter market or in private transactions.

     The Company will receive none of the proceeds from any sales by the Selling Stockholders. Any commissions paid or concessions allowed to any broker-dealer and, if any broker dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Printing, certain legal, filing or similar expenses of this offering will be paid by the Company. Selling Stockholders will be responsible for all brokerage fees and commissions and underwriting discounts. The Selling Stockholders and any broker-dealer through which such shares are sold may be deemed to be underwriters within the meaning of the Securities Act.

     There presently are no arrangements or understandings pertaining to the distribution of the shares as described herein. Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution a supplemented Prospectus will be filed, pursuant to Rule 424(b) under the Securities Act, setting forth (i) the name of each Selling Stockholder and of the participating broker-dealers; (ii) the number of shares involved; (iii) the price at which such shares were sold and (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable; and (v) other facts material to the transaction.

     Selling Stockholders may sell the shares being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market or such other securities exchange on which the Company's Common Stock may be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Selling Stockholders may also offer shares pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under the Securities Act. Selling Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

     In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Company's Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institutions that may then resell pursuant to this Prospectus. The Selling Stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Shares pursuant to this Prospectus.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not bid for or purchase shares of Common Stock during a period which commences one business day prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Stockholder.

     The Company may agree to indemnify the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act, and the Selling Stockholders may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL OPINION

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Palo Alto, California.

                                     EXPERTS

     The audited consolidated financial statements and schedule incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION
OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN
THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN
CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON HAS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE PURCHASERS. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED
HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS
UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH
IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE
THE DATE HEREOF.

                -------------------------

                    TABLE OF CONTENTS

                                                   Page
                                                   ----
Available Information.........................       2
Incorporation of Certain Information by
  Reference...................................       2
The Company...................................       3
Risk Factors..................................       5
Selected Financial Information................       8
Price Range of Common Stock and
  Dividend Policy.............................       9
Description of Capital Stock..................       10
Securities Covered by this Prospectus.........       13
Legal Opinion.................................       15
Experts.......................................       15


                    2,000,000 SHARES


               BUILDING MATERIALS HOLDING
                     CORPORATION


                     COMMON STOCK
                  ($.001 PAR VALUE)




               --------------------------

                     PROSPECTUS

               --------------------------



                   AUGUST 7, 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide: (i) the Registrant is required to indemnify its directors and officers and may indemnify its other employees and agents, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors and officers and may advance expenses to such other employees and agents in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers, employees and agents; (iv) the Registrant may maintain director and officer liability insurance to extent reasonably available; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers, employees and agents. The Registrant has also entered into an agreement with its directors and certain of its officers indemnifying them to the fullest extent permitted by the foregoing. These indemnification provisions, and the Indemnification Agreements entered into between the Registrant and its directors and certain of its officers, may be sufficiently broad to permit indemnification of the Registrants' officers and directors for liabilities arising under the Securities Act of 1933, as amended.

ITEM 21.        EXHIBITS

3.1 Articles of Incorporation, dated as of September 19, 1997, (Incorporated herein by reference to the Company's Form 8-K dated September 23, 1997).

3.2 Bylaws, dated as of September 19, 1997, (Incorporated herein by reference to the Company's Form 8-K dated September 23, 1997).

4.1  Rights Agreement, dated as of September 19, 1997, between the Company and
     American Stock Transfer & Trust (Incorporated herein by reference to the
     Company's Form 8-K dated September 23, 1997).

5.1 Opinion of Gibson, Dunn & Crutcher LLP regarding the legality of issuance of Common Stock.

23.1 Consent of Gibson, Dunn & Crutcher LLP is contained in its opinion filed as
     Exhibit 5.1.*

23.2 Consent of Arthur Andersen LLP.

24.1 Power of Attorney (included at page II-4).

------------------

ITEM 22. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 4th day of August, 1998.

                                        BUILDING MATERIALS HOLDING CORPORATION

                                            By: /s/ Robert E. Mellor
                                                ------------------------------
                                                Robert E. Mellor
                                                President and Chief Executive
                                                Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Mellor and Ellis C. Goebel, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                 Signature                                    Title                            Date
                 ---------                                    -----                            ----
/s/ Robert E. Mellor                          President and Chief Executive Officer       August 4, 1998
----------------------------------------      (Principal Executive Officer) and
Robert E. Mellor                              Director


/s/ Ellis C. Goebel                           Senior Vice President, Finance and          August 4, 1998
----------------------------------------      Treasurer (Principal Financial
Ellis C. Goebel                               Officer)


/s/ Donald S. Hendrickson                     Director                                    August 4, 1998
----------------------------------------
Donald S. Hendrickson

/s/ Robert V. Hansberger                      Director                                    August 4, 1998
----------------------------------------
Robert V. Hansberger

/s/ Alec F. Beck                              Director                                    August 4, 1998
----------------------------------------
Alec F. Beck

/s/ George E. McCown                          Director                                    August 4, 1998
----------------------------------------
George E. McCown

                                       II-4

/s/ H. James Brown                            Director                                    August 4, 1998
----------------------------------------
H. James Brown

/s/ Wilbur J. Fix                             Director                                    August 4, 1998
----------------------------------------
Wilbur J. Fix

/s/ Guy O. Mabry                              Director                                    August 4, 1998
----------------------------------------
Guy O. Mabry

/s/ Peter S. O'Neill                          Director                                    August 4, 1998
----------------------------------------
Peter S. O'Neill


                                 INDEX TO EXHIBITS

     EXHIBIT                                                                              SEQUENTIALLY
     NUMBER                          DESCRIPTION                                         NUMBERED PAGES
      5.1          Opinion and consent of Gibson, Dunn & Crutcher LLP.

     23.1          Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1).

     23.2          Consent of Arthur Andersen LLP, independent public accountants.

     24.1          Power of Attorney (included at page II-4).

-----------------

                                       II-6